                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Chase Venture Capital Associates, LLC ("CVCA, LLC") (FN 1)
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   (Last)               (First)                 (Middle)


   c/o Chase Capital Partners
   380 Madison Avenue, 12th Floor
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                                    (Street)


   New York             New York                10017
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Landec Corporation ("LNDC")
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   January 2000
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5. If Amendment, Date of Original (Month/Year)

   February 1997
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock               N/A                            N/A                N/A       1,306,817     D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
                2.                                                                                         Deriv-    Form of
                Conver-                    5.                                 7.                           ative     Deriv-  11.
                sion                       Number of                          Title and Amount             Secur-    ative   Nature
                of                         Derivative       6.                of Underlying        8.      ities     Secur-  of
                Exer-             4.       Securities       Date              Securities           Price   Bene-     ity:    In-
                cise     3.       Trans-   Acquired (A)     Exercisable and   (Instr. 3 and 4)     of      ficially  Direct  direct
                Price    Trans-   action   or Disposed      Expiration Date   ----------------     Deriv-  Owned     (D) or  Bene-
1.              of       action   Code     of(D)            (Month/Day/Year)            Amount     ative   at End    In-     ficial
Title of        Deriv-   Date     (Instr.  (Instr. 3,       ----------------            or         Secur-  of        direct  Owner-
Derivative      ative    (Month/  8)       4 and 5)         Date     Expira-            Number     ity     Month     (I)     ship
Security        Secur-   Day/     ------   ---------------  Exer-    tion               of         (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)      ity      Year)    Code V    (A)        (D)  cisable  Date     Title     Shares     5)      4)        4)      4)
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Options         $.575    12/14/93  A        A               *        12/15/98 Common     3,478     -0-      3,478    I       (FN 2)
(right to buy)                                                                Stock
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Options         $.8625   5/25/95   A        A               **       5/25/05  Common     3,478     -0-      3,478    I       (FN 2)
(right to buy)                                                                Stock
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Options         $9.34    12/14/93  A        A               1/26/96  1/26/06  Common     5,000     -0-      5,000    I       (FN 2)
(right to buy)                                                                Stock
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Options         $.86     5/27/95   A        A               5/27/95  5/27/05  Common     3,478     -0-      3,478    I       (FN 2)
(right to buy)                                                                Stock
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Options         $7.625   2/2/97    A        A               2/2/97   2/2/07   Common    20,000     -0-     20,000    I       (FN 2)
(right to buy)                                                                Stock
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Explanation of Responses:

(1)   Pursuant to an internal reorganization effective as of January 1, 2000,
      (i) Chase Venture Capital Associates, LLC ("CVCA, LLC") became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of Chase Capital Partners ("CCP"), became the managing member of CVCA, LLC, and
      (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP is the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, CCP was the general partner, and the sole shareholder of Consolidating was the limited partner, of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The Options identified in the first three rows of Table II were granted to Mitchell J. Blutt, M.D., a general partner of CCP, the managing member of the two members, and the manager by delegation, of CVCA, LLC., Dr. Blutt is contractually obligated to transfer any shares issued under the Options to the reporting person.

(3) The Options identified in the last two rows of Table II were granted to Damion E. Wicker, M.D., a general partner of CCP, the managing member of the two members, and the manager by delegation, of CVCA, LLC. Mr. Wicker is contractually obligated to transfer any shares issued under the Options to the reporting person.

* The option becomes exercisable at a rate of 1/48 monthly from the date of grant

** The option becomes exercisable at a rate of 1/4 at the end of one year following the date of grant and 1/48 per month thereafter

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Chase Venture Capital Associates, LLC                          2/  /2000
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** Signature of Reporting Person                                  Date

By: Chase Venture Capital Partners, as Manager

By:
   -------------------------------------------

Title:                              of Chase Capital Partners
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Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Name of Address of     Designated         Statement     Issuer Name,   Title of  Amount of    Ownership      Nature of    Disclaims
Reporting Person       Reporter(1)        for           Ticker or      Security  Securities   Form:          Indirect     Pecuniary
                                          month/year    Trading                  Beneficially Direct (D)     Beneficial   Interest
                                                        Symbol                   Owned        or Indirect(I) Ownership
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Ana Carolina Aidar     Chase Venture       January,     Landec         Common     35,434          I          See Explanatory    Yes
c/o Chase Capital      Capital             2000         Corporation    Stock                                 Note 2 below
    Partners           Associates, LLC                  ("LNDC")
Rua Verbo Divino, 1400
Sao Paulo, Brazil, SP
04719-002


John R. Baron           Chase Venture      January,     Landec         Common     35,434          I          See Explanatory     NO
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

Christoper C. Behrens   Chase Venture      January,     Landec         Common     35,434          I          See Explanatory    Yes
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017


Mitchell J. Blutt       Chase Venture      January,     Landec         Common     35,434          I          See Explanatory     NO
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

David S. Britts         Chase Venture      January,     Landec         Common     35,434          I          See Explanatory    Yes
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
50 California Street
San Francisco,
CA 94111

Arnold L. Chavkin       Chase Venture      January,     Landec         Common     35,434          I          See Explanatory     No
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

David J. Gilbert        Chase Venture      January,     Landec         Common     35,434          I          See Explanatory    Yes
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

Eric A. Green           Chase Venture      January,     Landec         Common     35,434          I          See Explanatory    Yes
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

Michael R. Hannon       Chase Venture      January,     Landec         Common     35,434          I          See Explanatory     No
c/o Chase Capital       Capital            2000         Corporation    Stock                                 Note 2 below
    Partners            Associates, LLC                 ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017


Donald J. Hofmann           Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I   See Explanatory  No
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                  Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017

Jonathan Meggs              Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  Yes
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
125 London Wall
London EC2Y 5AJ, United
Kingdom

Stephen P Murray            Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  No
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017


John M.B. O'Connor          Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  No
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017

Bob Rugggiero               Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  Yes
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017

Susan L. Segal              Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  Yes
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017

Shahan D. Soghikian         Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  No
c/o Chase Capital             Associates, LLC                        ("LNDC")                                 Note 2 below
Partners
50 California Street, Suite
2940
San Francisco, CA 94111

Lindsay Stuart              Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  Yes
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
125 London Wall
London EC2Y 5AJ, United
Kingdom

Patrick Sullivan            Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  Yes
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017

Jeffrey C. Walker           Chase Venture Capital  January, 2000  Landec Corporation Common Stock  35,434  I  See Explanatory  No
c/o Chase Capital Partners    Associates, LLC                        ("LNDC")                                 Note 2 below
380 Madison Avenue 12th
Floor
New York, NY 10017



Timothy J. Walsh                Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   Yes
c/o Chase Capital Partners         Capital                        Corporation                             Note 2 below
380 Madison Avenue             Associates, LLC                      ("LNDC")
12th Floor
New York, NY 10017

Richard D. Waters               Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   Yes
c/o Chase Capital Partners         Capital                        Corporation                             Note 2 below
380 Madison Avenue             Associates, LLC                      ("LNDC")
12th Floor
New York, NY 10017

Damion E. Wicker                Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
c/o Chase Capital Partners         Capital                        Corporation                             Note 2 and
380 Madison Avenue             Associates, LLC                      ("LNDC")                              3 below
12th Floor
New York, NY 10017

CCP European Principals,        Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
LLC                                Capital                        Corporation                             Note 2 below
c/o Chase Capital Partners     Associates, LLC                      ("LNDC")
380 Madison Avenue
12th Floor
New York, NY 10017

CCP Principals, LLC             Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
c/o Chase Capital Partners         Capital                        Corporation                             Note 2 below
380 Madison Avenue             Associates, LLC                      ("LNDC")
12th Floor
New York, NY 10017

Chase Capital Corporation       Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
c/o Chase Capital Partners         Capital                        Corporation                             Note 2 below
380 Madison Avenue             Associates, LLC                      ("LNDC")
12th Floor
New York, NY 10017

The Chase Manahattan            Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
Corporation                        Capital                        Corporation                             Note 4 below
270 Park Avenue                 Associates, LLC                      ("LNDC")
35th Floor
New York, NY 10017

Chase Capital Partners          Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
380 Madison Avenue                Capital                         Corporation                             Note 5 below
12th Floor                     Associates, LLC                      ("LNDC")
New York, NY 10017


CCP-SBIC Manager, LLC           Chase Venture     January, 2000     Landec     Common Stock   35,434  I   See Explanatory   No
c/o Chase Capital Partners         Capital                        Corporation                             Note 6 below
380 Madison Avenue             Associates, LLC                      ("LNDC")
12th Floor
New York, NY 10017



CCP-CCMC                 Chase Venture Capital   January, 2000   Landec Corporation   Common Stock  35,434  I   See Explanatory   No
Consolidating, LLC c/o      Associates, LLC                          ("LNDC")                                   Note 7 below
Chase Capital Partners
380 Madison Avenue
New York, N.Y. 10017

David L. Ferguson        Chase Venture Capital   January, 2000   Landec Corporation  Common Stock  35,434   I  See Explanatory   No
c/o Chase Capital           Associates, LLC                          ("LNDC")                                  Note 8 below
Partners
380 Madison Avenue
12th Floor
New York, N.Y. 10017


Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all reporting persons, each of whom has authorized it to do so.

2) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the sole managing member of (a) CCP-SBIC Manager, LLC ("CCP-SBIC"), the sole managing member of CVCA, LLC and
(b) CCP-CMC Consolidating, LLC ("Consolidating"), the non-managing member of CVCA, LLC. CCP is also the manager, by delegation, of CVCA, LLC, pursuant to an advisory agreement with CCP-SBIC and Consolidating. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including internal rate of return and vesting interests within CCP and CVCA, LLC.

(3) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he is a partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC. The reporting person is a director of the Issuer.

(4) The amounts shown in Tables I and II represent beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole stockholder of the Chase Capital Corporation, a general partner of CCP, the sole managing member of the two members of CVCA, LLC and the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

(5) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole managing member of
(a) CCP-SBIC, the sole managing member of CVCA and (b) Consolidating, the non-managing member of CVCA, LLC. CCP is also the manager, by delegation, of CVCA, LLC pursuant to an advisory agreement with CCP-SBIC and Consolidating. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

(6) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole managing member of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CVCA, LLC.

(7) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole non-managing member of CVCA, LLC. The actual pro rata portion of such benefical ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CCP and CVCA, LLC.

(8) The amount shown in Table I represents the beneficial ownership of the Issuer's equity securities by CVCA, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the sole managing member of the two members of CVCA, LLC, and the manager, by delegation, of CVCA, LLC, until June 1, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CVCA, LLC.